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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF OCTOBER, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X      Form 40-F
              ------            ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No   X
         ------      ------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

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Press Release                                                   [CNH Letterhead]



                                                           FOR IMMEDIATE RELEASE


                                          CNH GLOBAL CONTACT: R. CARTER LANGSTON
                                                                  (847) 955-3353
                                                         carter.langston@cnh.com

                                WISCONSIN DEPT. OF COMMERCE CONTACT: TONY HOZENY
                                                                  (608) 267-9661
                                                    thozeny@commerce.state.wi.us


CNH BREAKS GROUND ON MAJOR ADDITION TO MANUFACTURING FACILITY

RACINE, Wis. (October 5, 2001) - CNH Global N.V. (NYSE: CNH) officially broke ground at 2:30 p.m. today on a $22 million investment in Racine County that will add 66,000 square feet to the company's transmission plant for future tractor assembly operations.

Construction will begin within the week to add a paint system, receiving and a quality assurance area. Upon completion, tractor assembly operations will begin sometime in 2002 in a 171,000 square foot section of the 510,000 square-foot facility.

"Today's ceremony comes as a result of a team effort," said Jean-Pierre Rosso, CNH chairman. "The State of Wisconsin, the Racine community, the United Auto Workers and the company's management came together to keep jobs and tractor production in Racine County. Racine has long been home to the Case and Case IH brands. In the future, we will also introduce production of New Holland branded tractors in this facility."

During a brief speech before shoveling the first scoop of dirt, Wisconsin Governor Scott McCallum said Case has a long heritage in the state and that he looks forward to a continued partnership.

"Today, we break ground for a tractor manufacturing facility that begins a new chapter in the partnership between CNH Global N.V. and the state of Wisconsin," McCallum said. "The plant's jobs and investment are vital to the Racine area and to our state as a whole. I am pleased that we could assist CNH through an incentive package through the Department of Commerce. We count CNH as a valuable partner as Wisconsin continues to move forward with a focus on creating jobs and strengthening our economy."

                                     (more)


      - CNH Global N.V. 100 South Saunders Road Lake Forest, IL 60045 USA
                              http://www.cnh.com -
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2-2-2-2

The State of Wisconsin is providing $6 million in tax benefits, low interest loans and a training grant. In return, CNH will maintain 175 salaried and hourly positions related to tractor assembly.

This construction project is part of the corporate initiative that was announced in July 2000. In that announcement, CNH said it would reorganize its industrial operations to reduce manufacturing complexity and improve efficiency by consolidating production. Tractor assembly operations will be moved to the newly expanded site and production will resume in 2002.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.

                                       ###




      - CNH Global N.V. 100 South Saunders Road Lake Forest, IL 60045 USA
                              http://www.cnh.com -
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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                      CNH Global N.V.



                                      By:  /s/ Debra E. Kuper
                                           ------------------------
                                               Debra E. Kuper
                                               Assistant Secretary



October 5, 2001